Exhibit 99.2

KPMG Law Firm
台北市110615信義路5段7號61樓(台北101大樓)
61F., TAIPEI 101 TOWER, No. 7, Sec. 5,	電話 Tel	+886 2 2728 9696
Xinyi Road, Taipei City 110615, Taiwan (R.O.C.)	傳真 Fax	+886 2 2728 9699
	網址 Web	kpmg.com/tw/law

March 6, 2024

TO:	Jyong Biotech Ltd.
23F-3, No. 95, Section 1, Xintai 5th
Road, Xizhi District, New Taipei City,
Taiwan, 221

Dear Sirs or Madams,

This opinion on the laws of Taiwan, the Republic of China (“Taiwan” which, for the purposes of this opinion only) is presented by KPMG Law Firm (“us” or “we”).

We are qualified lawyers of the Taiwan and as such are qualified to issue this opinion on the laws and regulations of Taiwan. We have acted as the Taiwan counsel to Jyong Biotech Ltd., a corporation organized under the laws of the Cayman Islands (the “Company”) in connection with (i) the proposed initial public offering (the “Offering”) of a certain number of ordinary shares (the “Shares”), par value US$0.00001 per Share (the “Ordinary Shares”), as set forth in the Company’s registration statement on Form F-1, including all amendments or supplements thereto (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission under the U.S. Securities Act of 1933 (as amended) in relation to the Offering, and (ii) the Company’s proposed listing of the Shares on the Nasdaq Capital Market.

In rendering this opinion, we have reviewed or examined copies of the Registration Statement and other documents as we have considered necessary or advisable for the purpose of rendering this opinion, including but not limited to originals or copies of the due diligence documents provided to us by the Company and the Taiwan Companies (as defined below) and such other documents, corporate records and certificates issued by the Governmental Agencies (as defined below) (collectively the “Documents”). Where certain facts were not independently established and verified by us, we have relied upon certificates or statements issued or made by competent Governmental Agencies or appropriate representatives of the Company or the Taiwan Companies.

In rendering this opinion, we have assumed without independent investigation that (the “Assumptions”):

(i)	that each of the Documents is legal, valid, binding and enforceable in accordance with their respective governing laws (other than Taiwan Laws) in any and all respects;

(ii)	that the Documents that were presented to us up to the date of this legal opinion remain in full force and effect on the date of this opinion and have not been revoked, amended or supplemented, and no amendments, revisions, supplements, modifications or other changes have been made, and no revocation or termination has occurred, with respect to any of the Documents after they were submitted to us for the purposes of this legal opinion; © 2023 KPMG Law Firm, a Taiwan licensed law firm and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved.

(iii)	that all Documents submitted to us as originals are authentic and that all Documents submitted to us as copies conform to their authentic originals;

(iv)	that all Documents have been validly authorized, executed and delivered by all of the parties thereto (other than the Taiwan Companies) and such parties to the Documents have full power and authority to enter into, and have duly executed and delivered such Documents to which it is a party in accordance with the laws of its jurisdiction of organization or incorporation or the laws to which it/she/he is subject;

(v)	that the signatures, seals and chops on the Documents submitted to us are genuine, and each signature on behalf of a party thereto is that of a person duly authorized by such party to execute the same;

(vi)	that each of the parties (other than the Taiwan Companies) to the Documents is duly organized and validly existing under the laws of its jurisdiction of organization and/or incorporation, and has been duly approved and authorized where applicable by the competent Governmental Agencies of the relevant jurisdiction to carry on its business and to perform its obligations under the Documents to which it is a party;

(vii)	that all factual information provided to us is correct, complete and accurate and that all factual matters in each of the covenants, representations and warranties in the representation letter or other similar documents are and remain accurate and true in all respects;

(viii)	that the laws of jurisdictions other than the Taiwan which may be applicable to the execution, delivery, performance or enforcement of the Documents are complied with;

Our opinion is limited to the Taiwan Laws of general application on the date hereof. We do not purport to be experts on and do not purport to be generally familiar with or qualified to express legal opinions on any laws other than the laws of the Taiwan and accordingly express no legal opinion herein on any laws of any jurisdiction other than the Taiwan.

If any evidence comes to light that would indicate any of the Documents or materials referred to is incomplete, inaccurate or defective or if any of the assumptions upon which this opinion are based prove to be incorrect, we reserve the right to revise any relevant expression or conclusion contained in this opinion and/or issue a supplementary legal opinion, interpretation or revision to this opinion according to further certified facts as of that date.

A.	Definitions

In addition to the terms defined in the context of this opinion, the following capitalized terms used in this opinion shall have the meanings ascribed to them as follows.

“Governmental Agency”	means any national, provincial or local governmental, regulatory or administrative authority, agency or commission in the Taiwan, or any court or arbitral body in the Taiwan.

“Taiwan Companies”	means Health Ever Bio-Tech Co., Ltd. and Genvace Biotechnology Co., Ltd., and each, a “Taiwan Company”.

“Taiwan Laws”	means all applicable national, provincial and local laws, regulations, rules, notices, orders, decrees and judicial interpretations of the Taiwan currently in effect and publicly available on the date of this opinion.

© 2023 KPMG Law Firm, a Taiwan licensed law firm and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved.

The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organization.

B.	Opinions

Based on our review of the Documents and subject to the Assumptions and the Qualifications (as defined below), we are of the opinion that:

(1)	Company Organization. Based on our understanding of the current Taiwan Laws and to the best of our knowledge after due inquiry, each Taiwan Company is a company limited by shares that has been duly incorporated, formed or organized, and is validly existing under the Taiwan Laws, and has the requisite corporate power and authority to own, lease or operate all of its properties and assets and to conduct its business as it is now being conducted.

(2)	Licenses and Permits. Based on our understanding of the current Taiwan Laws and to the best of our knowledge after due inquiry, each of the Taiwan Companies has obtained the licenses, permits and registrations from the relevant Government Agencies necessary for their respective business operations in the Taiwan as described in the Registration Statement.

(3)	Enforceability of Judgments. The Taiwan Companies can sue and be sued in their own names. Any United States judgments obtained against the Taiwan Companies will be enforced by courts in Taiwan without further review of the merits only if the court of Taiwan in which enforcement is sought is satisfied with the following:

●	the court rendering the judgment has jurisdiction over the subject matter according to the laws of Taiwan;

●	if the judgment was rendered by default by the court rendering the judgment, (i) we were duly served within a reasonable period of time within the jurisdiction of such court in accordance with the laws and regulations of such jurisdiction, or (ii) process was served on us with judicial assistance of Taiwan;

●	the judgment and the court procedures resulting in the judgment are not contrary to the public order or good morals of Taiwan; and

●	judgments of the courts of Taiwan are recognized in the jurisdiction of the court rendering the judgment on a reciprocal basis.

(4)	Taiwan Laws. The statements in the Registration Statement, under the sections entitled “Prospectus Summary”, “Risk Factors — Risks Related to our Business and Industry”, “Risk Factors— Risks Related to our Intellectual Property”,“Risk Factors—Risks Related to our Ordinary Shares and this Offering”, “Enforcement of Civil Liabilities”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Holding Company Structure”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Taxation—Taiwan”, “Business—Intellectual Property”, “Business—Licenses, Permits, and Approvals”, “Regulation—Taiwan Regulation”, and “Taxation—Taiwan Taxation”, to the extent that they describe or summarize matters of Taiwan Laws, are true and accurate in all material respects, and fairly present or fairly summarize in all material respects the Taiwan legal and regulatory matters referred to therein.

Our opinion expressed above is subject to the following qualifications (the “Qualifications”):

(a)	Our opinion is limited to the Taiwan laws of general application on the date hereof. We have made no investigation of, and do not express or imply any views on, the laws of any jurisdiction other than the Taiwan. We disclaim any obligation to update this opinion letter for events occurring or coming to our attention after the date hereof.

(b)	The Taiwan Laws referred to herein are laws and regulations publicly available and currently in force on the date hereof and there is no guarantee that any of such laws and regulations, or the interpretation or enforcement thereof, will not be changed, amended or revoked in the future with or without retrospective effect.

(c)	Our opinion is subject to the effects of (i) certain legal or statutory principles under Taiwan laws affecting the enforceability of contractual rights generally under the concepts of public interest, social ethics, national security, good faith, fair dealing, and applicable statutes of limitation, (ii) any circumstance in connection with formulation, execution or performance of any legal documents that would be deemed materially mistaken, clearly unconscionable, fraudulent, coercionary or concealing illegal intentions with a lawful form, (iii) judicial discretion with respect to the availability of specific performance, injunctive relief, remedies or defenses, or calculation of damages, and (iv) the discretion of any competent Taiwan legislative, administrative or judicial bodies in exercising their authority in the Taiwan.

© 2023 KPMG Law Firm, a Taiwan licensed law firm and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved.

The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organization.

(d)	This opinion is issued based on our understanding of the current Taiwan Laws. For matters not explicitly provided under the current Taiwan Laws, the interpretation, implementation and application of the specific requirements under Taiwan Laws are subject to the final discretion of competent Taiwan legislative, administrative and judicial authorities, and there can be no assurance that the Government Agencies will ultimately take a view that is not contrary to our opinion stated above.

(e)	We may rely, as to matters of fact (but not as to legal conclusions), to the extent we deem proper, on certificates and confirmations of responsible officers of the Taiwan Companies and Taiwan government officials. We have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to the originals of all documents submitted to us as copies and the authenticity of the originals of all such latter documents. We have also assumed the accuracy of the factual matters contained in the documents we have examined.

(f)	As used in this opinion, the expression “to the best of our knowledge after due inquiry” or similar language with reference to matters of fact refers to the current actual knowledge of the attorneys of this firm who have worked on matters for the Company in connection with the Offering and the transactions contemplated thereby after reasonable investigation and inquiry. We may rely, as to matters of fact (but not as to legal conclusions), to the extent we deem proper, on certificates and confirmations of responsible officers of the Taiwan Companies and Governmental Agencies.

This opinion is intended to be used in the context which is specifically referred to herein and each paragraph should be looked at as a whole and no part should be extracted and referred to independently.

We hereby consent to the use of this opinion in, and the filing hereof as an exhibit to, the Registration Statement, and to the reference to our name in such Registration Statement. In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the U.S. Securities Act of 1933, as amended, or the regulations promulgated thereunder.

Yours faithfully,

/s/ KPMG Law Firm
KPMG Law Firm

© 2023 KPMG Law Firm, a Taiwan licensed law firm and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved.

The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organization.

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